November 26, 2019

Adi Sideman
President & Chief Executive Officer
YouNow, Inc.
161 Bowery Street, 6th Floor
New York, New York 10002

       Re: YouNow, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 2
           Filed November 1, 2019
           File No. 024-11018

Dear Mr. Sideman:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2019 letter.

Post-Qualification Offering Circular Amendment No. 2

Description of the Props Token's Role in Helping to Align the Incentives of Network
Participants, page 100

1. Please revise your disclosure in the second paragraph under "Incentives for the
      Development and Operation of Props Apps:" on page 101 to clarify whether you are referring to the Third Party App Developer (i.e., the term you define on page 1 as referring to PeerStream) or a hypothetical future third party app developer when you state that such developer "will be deemed to be a statutory underwriter."
 Adi Sideman
YouNow, Inc.
November 26, 2019
Page 2
Exhibits

2. We note that as of the date of this letter the offering circular provided at http://offeringcircular.propsproject.com links to the offering circular you filed with the
         Commission on July 12, 2019. We further note that you filed an amended offering circular on September 27, 2019. Please tell us whether you made written offers after September
         27, 2019 and, if you made such offers, please tell us which offering circular you used. Please refer to Securities Act Rule 251(d)(1)(iii).
General

3. We note your response to comment 1. Please revise your disclosure to state that Props
         PBC is a statutory underwriter under Section 2(a)(11) of the Securities Act. In this regard, we note that Props PBC is acquiring these securities with a view to distribute them to app developers or network participants. We further note that the cover page states that Props
         PBC will grant tokens to persons developing key apps or otherwise contributing to network development efforts, and the second to last paragraph on page 124 indicates that
         Props PBC is acquiring the securities for the purpose of that distribution.
        You may contact Michelle Miller at (202) 551-3368 or Marc Thomas at
(202) 551-3452
if you have questions regarding comments on the financial statements and related matters.
Please contact John Dana Brown at (202) 551-3859 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameAdi Sideman                                  Sincerely,
Comapany NameYouNow, Inc.
                                                               Division of
Corporation Finance
November 26, 2019 Page 2                                       Office of
Finance
FirstName LastName